Nocera, Inc.

3F (Building B), No. 185, Sec. 1, Datong Rd.

Xizhi Dist., New Taipei City 221, Taiwan

July 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	Nocera, Inc. Request for Acceleration
Registration Statement on Form S-1, as amended
File No. 333-264059

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nocera, Inc., a Nevada corporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-264059), as amended (the “Registration Statement”), be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday, July 6, 2022, or as soon thereafter as possible. By separate letter, the representatives of the underwriters of the issuance of the securities being registered join this request for acceleration.

In making this acceleration request, the Company acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Philip Magri at 212-658-0458; Ext. 1016. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Carmel, Milazzo & Feil LLP, Attention: Philip Magri, by facsimile to (646) 838-1314 or email at pmagri@cmfllp.com.

If you have any questions regarding this request, please contact Philip Magri of Carmel, Milazzo & Feil LLP at 212-658-0458; Ext. 1016.

Very truly yours,

By: /s/ Yin-Chieh Cheng

Name: Yin-Chieh Cheng

Title: Chief Executive Officer and President

cc: Philip Magri, Carmel, Milazzo & Feil LLP